                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF X 1934 (FEE REQUIRED)
- ----

     For the fiscal year ended December 31, 1995

                                       OR


     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
- ---- OF 1934 (NO FEE REQUIRED)


For the transition period from ___________________ to ____________________

Commission file number 0-10023
                       --------------------------------------------------------

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

     Sudbury Savings and Profit-Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

     Sudbury, Inc.
     30100 Chagrin Blvd., Suite 203
     Cleveland, Ohio  44124

                                  Annual Report

                               SUDBURY SAVINGS AND
                               PROFIT-SHARING PLAN


                                December 31, 1995


                       PLAN SPONSOR AND PLAN ADMINISTRATOR

                                  Sudbury, Inc.
                              30100 Chagrin Blvd.,
                                    Suite 203
                              Cleveland, Ohio 44124

                     Sudbury Savings and Profit-Sharing Plan

                                December 31, 1995

                                TABLE OF CONTENTS



The following financial statements and schedules, prepared in accordance with the financial reporting requirements of ERISA, are furnished for the Plan, accompanied by the exhibit of the consent of our independent auditors.

Report of Independent Auditors

Statement of Net Assets Available for Plan Benefits, With Fund Information as of
  December 31, 1995

Statement of Net Assets Available for Plan Benefits, With Fund Information as of
  December 31, 1994

Statement of Changes in Net Assets Available for Plan Benefits, With Fund
  Information for the Year Ended December 31, 1995

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes as of December 31, 1995

Schedule of Reportable Transactions for the Year Ended December 31, 1995

Consent of Ernst & Young LLP

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Sudbury Savings and Profit-Sharing Plan


                                    By: Mark E. Brody
                                        Vice President and Chief Financial
                                        Officer of Sudbury, Inc.

                         Report of Independent Auditors

Board of Directors
Sudbury Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Sudbury Savings and Profit-Sharing Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sudbury Savings and Profit-Sharing Plan at December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                              Ernst & Young LLP

June 10, 1996

                     Sudbury Savings and Profit-Sharing Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 31, 1995


                              Fidelity                                                                 Company
                             Retirement     Fidelity        Fidelity     Fidelity                     Stock Fund
                               Money      Intermediate       Asset       Growth &      Fidelity          and
                               Market         Bond          Manager       Income       Magellan         Other
                               Fund           Fund           Fund        Portfolio       Fund           Assets           Total
                            ----------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                            $1,070,020     $2,037,828     $3,939,441    $4,940,877                    $11,988,166
   Money market funds       $2,307,572            765          2,062          2,776         1,502     $   32,726       2,347,403
   Common stock                                                                                          916,320         916,320
   Other investments                                                                                      29,750          29,750
   Participant loans                                                                                     304,817         304,817
                            ----------------------------------------------------------------------------------------------------
Total investments            2,307,572      1,070,785      2,039,890      3,942,217     4,942,379      1,283,613      15,586,456

Contributions receivable:
   Participants                 21,416         10,434         22,157         28,241        49,271          2,128         133,647
   Employer                     11,963          5,533         11,978         14,005        25,341          1,301          70,121
Other payables                     (76)          (119)           (45)          (276)       (5,122)       (16,593)        (22,231)
Interfund transfers
   receivable (payable)        (47,184)        (4,630)       (13,261)        42,936       (35,405)        57,544
                            ----------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS            $2,293,691      $1,082,003    $2,060,719     $4,027,123    $4,976,464     $1,327,993     $15,767,993
                            ====================================================================================================


See notes to financial statements.

                     Sudbury Savings and Profit-Sharing Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 31, 1994


                                 Fidelity                                                             Company
                                Retirement     Fidelity      Fidelity      Fidelity                  Stock Fund
                                  Money      Intermediate      Asset       Growth &      Fidelity       and
                                  Market         Bond         Manager       Income       Magellan      Other
                                   Fund          Fund          Fund        Portfolio       Fund        Assets        Total
                               -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                $762,416     $1,688,677    $2,260,075    $3,058,107                  $ 7,769,275
   Money market funds          $ 2,115,651        1,649          5,681         4,588         7,419   $   39,678       2,174,666
   Common stock                                                                                         716,591         716,591
   Other investments                                                                                     45,394          45,394
   Participant loans                                                                                    268,001         268,001
                               -------------------------------------------------------------------------------------------------
Total investments                2,115,651      764,065      1,694,358     2,264,663     3,065,526    1,069,664      10,973,927

Contributions Receivable:
   Participants                     21,208        9,200         22,423        27,377        49,270        1,446         130,924
   Employer                         11,103        4,782         11,543        14,010        24,283          691          66,412
Other receivable/(payable)           1,927        1,073            593         3,668         2,179      (34,679)        (25,239)
Interfund transfers
   receivable (payable)            (26,924)      (1,188)        (3,255)       60,895            37      (29,565)
                               -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 2,122,965     $777,932     $1,725,662    $2,370,613    $3,141,295   $1,007,557     $11,146,024
                               =================================================================================================


See notes to financial statements.

                     Sudbury Savings and Profit-Sharing Plan

         Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                          Year Ended December 31, 1995


                                     Fidelity
                                    Retirement    Fidelity     Fidelity      Fidelity                  Company
                                      Money     Intermediate     Asset       Growth &     Fidelity    Stock Fund
                                      Market        Bond        Manager       Income      Magellan       and
                                       Fund         Fund         Fund       Portfolio       Fund     Other Assets      Total
                                   ------------------------------------------------------------------------------------------------
Additions to net assets:
   Dividends and interest          $   124,261  $     48,898 $    58,132   $   188,954  $   281,893  $    37,018    $    739,156
   Net realized and unrealized
    appreciation of investments                       50,533     255,008       750,520      934,447      268,786       2,259,294
   Contributions:
     Participants                      260,078       115,861     268,859       352,875      604,363       27,445       1,629,481
     Employer                          135,696        61,976     138,098       176,720      304,836       14,815         832,141
                                   ------------------------------------------------------------------------------------------------
Total additions                        520,035       277,268     720,097     1,469,069    2,125,539      348,064       5,460,072

Deductions from net assets:
   Distributions to participants      (326,088)      (63,678)    (68,645)      (77,172)    (220,236)     (70,900)       (826,719)
   Interfund transfers                 (23,372)       91,087    (317,517)      264,831      (64,890)      49,861
   Other                                   151          (606)      1,122          (218)      (5,244)      (6,589)        (11,384)
                                   ------------------------------------------------------------------------------------------------
Total deductions                      (349,309)       26,803    (385,040)      187,441     (290,370)     (27,628)       (838,103)
                                   ------------------------------------------------------------------------------------------------

Increase in net assets
   available for Plan benefits         170,726       304,071     335,057     1,656,510    1,835,169      320,436       4,621,969
Net assets available for Plan
   benefits at beginning of year     2,122,965       777,932   1,725,662     2,370,613    3,141,295    1,007,557      11,146,024
                                   ------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR         $ 2,293,691  $  1,082,003 $ 2,060,719   $ 4,027,123  $ 4,976,464  $ 1,327,993    $ 15,767,993
                                   ================================================================================================


See notes to financial statements.

                     Sudbury Savings and Profit-Sharing Plan

                          Notes to Financial Statements

                                December 31, 1995


A.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Sudbury Savings and Profit-Sharing Plan (the
Plan) are prepared on the accrual basis. The accounting records are maintained by the Plan sponsor and administrator, Sudbury, Inc. (the Company), in conjunction with National City Bank, as Trustee, who maintains the assets and distributes benefits.

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Investments are valued at fair value representing quoted market prices or independently estimated at fair value if quoted market prices are not available, as certified by the Trustee.

The change in the difference between fair value and the cost of investments is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as unrealized appreciation (depreciation) in the aggregate fair value of assets.

The Plan's sponsor pays administrative expenses and trustee fees on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services.

B.   DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan covering all employees of the Company who are not covered by a collective bargaining agreement and have completed three months of service and are age 21 or older.

Participants in the Plan may contribute from 1% to 10% of their pre-tax earnings through payroll deductions, except for highly compensated employees, whose contributions are limited to 5% of their compensation. Each employer matches 100% of pre-tax contributions attributable to the first 1% of the participant's compensation and 50% of pre-tax contributions attributable to the next 4% of the compensation of each participant. Participants may also make supplemental after-tax contributions ranging from 1% to 10% of their compensation. These contributions are not matched by the employer. The Company and its respective subsidiaries can also make discretionary contributions as determined annually by the Company. Participants are immediately vested in their pre-tax contributions and any earnings thereon.

                     Sudbury Savings and Profit-Sharing Plan

B.   DESCRIPTION OF THE PLAN--CONTINUED

Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.

Effective January 1, 1994 the Plan was restated to provide that all participants whose employment commencement date occurred prior to March 1, 1993 or whose employment terminated in the event of death, permanent disability, retirement, or attainment of age 65, shall become fully vested to the extent of the balance in the participant's account at that time. For those participants' whose employment commencement date was on or after March 1, 1993 but before July 1, 1994 the following vesting schedule applies:

     Years of Vesting Service            Percent Vested
- ---------------------------------------------------------------
     Less than 2                                 0%
     2                                          40%
     3                                          60%
     4                                          80%
     5 or more                                 100%

If a participants' employment commencement date was on or after July 1, 1994 then the following vesting schedule applies:

     Years of Vesting Service            Percent Vested
- ---------------------------------------------------------------
     Less than 5                                 0%
     5 or more                                 100%

The Plan has six separate participant directed investment funds (Fidelity Retirement Money Market Fund, Fidelity Intermediate Bond Fund, Fidelity Asset Manager Fund, Fidelity Growth & Income Portfolio, Fidelity Magellan Fund, and a Company Stock Fund). Each participant elects the percentage of their employer and employee contributions to be invested in each fund.

Benefit distributions are generally made in single lump sum payments in cash. The Plan provides that in no event shall benefit payments commence later than the April 1 following

                     Sudbury Savings and Profit-Sharing Plan

B.   DESCRIPTION OF THE PLAN--CONTINUED

the calendar year in which the participant attains age 70-1/2 years. Plan forfeitures are applied to reduce employer contributions.

Although the Company has not expressed an intent to do so, it has the right to terminate the Plan at any time. In the event of plan termination, participants will become 100% vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description The Sudbury Savings and Profit-Sharing Plan for a more complete description of the Plan's provisions. Copies of this summary are available from the Plan administrator.

C.   INVESTMENTS

The following is a summary of the individual investments held by the Plan as of December 31, 1995 and 1994 which represent five percent or more of net assets available for plan benefits:

               INVESTMENTS AT FAIR VALUE                             1995                 1994
- -----------------------------------------------------------------------------------------------------
Fidelity Magellan Fund (57,465 and 45,776 fund shares,
    respectively)                                                  $4,940,877           $3,058,107

Fidelity Growth & Income Portfolio (145,636 and
    107,163 fund shares, respectively)                              3,939,441            2,260,075

Fidelity Retirement Money Market Portfolio (2,307,074
    and 2,111,935 fund shares, respectively)                        2,307,074            2,111,935

Fidelity Asset Manager (128,570 and 122,102 fund
    shares, respectively)                                           2,037,828            1,688,677

Fidelity Intermediate Bond Fund (102,788 and 77,560
    fund shares, respectively)                                      1,070,020              762,416

Sudbury, Inc. Common Stock (114,540 and 121,973 common
    stock shares, respectively)                                       916,320              716,591

                     Sudbury Savings and Profit-Sharing Plan

D.   INCOME TAX STATUS

The Internal Revenue Service issued a determination letter on June 29, 1995 advising that the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code ("Code") and the trust established thereunder is entitled to exemption from federal income taxation under the provisions of
Section 501(a). The determination letter provides that continued qualification of the Plan will depend on its effect in operation under its present form. In the opinion of the plan administrator, the Plan is in operational compliance with Code Section 401(a).

The tax-exempt status of the Plan's trust does not apply to the taxability of distributions to participants under the Plan.

E.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                       DECEMBER 31
                                                                 1995               1994
                                                           --------------------------------------
Net assets available for Plan benefits per the financial
   statements                                                    $15,767,993       $11,146,024
Amounts allocated to withdrawn participants                          169,845           107,373
                                                           --------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS PER
   FORM 5500                                                     $15,598,148       $11,038,651
                                                           ======================================

                     Sudbury Savings and Profit-Sharing Plan

E.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500--CONTINUED

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

Distributions to participants per the financial statements           $ 826,719
Add:
   Amounts allocated on Form 5500 to withdrawn participants at
     December 31, 1995                                                 169,845
Less:
   Amounts allocated on Form 5500 to withdrawn participants at
     December 31, 1994                                                (107,373)
                                                                 ------------------

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                      $ 889,191
                                                                 ==================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but which had not been paid.

F.   TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1995, the Plan held 114,540 shares of common stock of Sudbury, Inc. with a fair value of $916,320. At December 31, 1994, the Plan held 121,973 shares of Sudbury common stock with a fair value of $716,591.

G.   SUBSEQUENT EVENT

In conjunction with the December 29, 1995 sale of a subsidiary, fund balances aggregating $3,686,283 were transferred in March, 1996 to a successor trustee.

                               FINANCIAL SCHEDULES

                     Sudbury Savings and Profit-Sharing Plan

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                                Description
         Identity of Issue                     of Investments             Historical Cost        Current Value
- -------------------------------------------------------------------------------------------------------------------
Fidelity Asset Manager                 128,570 Fund Shares                 $     1,952,554        $     2,037,828

Fidelity Magellan Fund                 57,465 Fund Shares                        4,256,233              4,940,877

Fidelity Growth & Income Portfolio     145,636 Fund Shares                       3,291,354              3,939,441

Fidelity Intermediate Bond Fund        102,788 Fund Shares                       1,083,225              1,070,020

Fidelity Retirement Money Market
   Portfolio                           2,307,074 Fund Shares                     2,307,074              2,307,074

Sudbury, Inc.                          114,540 Common Stock Shares               1,050,957                916,320

Prudential Oil & Gas Limited           Various Mineral Interests-18%
   Partnership                            Interest in Partnership                  101,022                 29,750

Armada Money Market Fund               7,603 Fund Shares                             7,603                  7,603

Armada Money Market Fund--Disc         32,726 Fund Shares                           32,726                 32,726

Participant Loans                      Interest rates ranging from
                                          7% to 12%                                304,817                304,817
                                                                        -------------------------------------------

                                                                           $    14,387,565        $    15,586,456
                                                                        ===========================================

                     Sudbury Savings and Profit-Sharing Plan

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1995


                                                                                    Current Value
                                  Purchase         Selling          Cost of         of Assets on         Gain
   Description of Assets           Price            Price         Assets Sold     Transaction Date      (Loss)
- -------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

Fidelity Magellan Fund
   Purchases--20                   $ 1,116,979                                        $ 1,116,979
   Sales--7                                         $   168,400     $    138,545           138,545       $ 29,855
Fidelity Growth & Income
   Portfolio
     Purchases--21                   1,090,046                                          1,090,046
     Sales--4                                           161,200          139,822          161,200          21,378
Fidelity Asset Manager
   Purchases--13                       388,443                                            388,443
   Sales--9                                             294,300          296,143          294,300          (1,843)
FidelityRetirement
   Market Portfolio
     Purchases--23                     556,240                                            556,240
     Sales--8                                           361,100          361,100          361,100
Armada Money Market
   Fund
     Purchases--220                  1,961,948                                          1,961,948
     Sales--98                                        1,965,355        1,965,355        1,965,355
Armada Money Market
   Fund--Disc
     Purchases--262                  2,077,255                                          2,077,255
     Sales--127                                       2,096,250        2,096,250        2,096,250

There were no category (i), (ii) or (iv) reportable transactions during 1995.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-52727) pertaining to the Sudbury Savings and Profit-Sharing Plan of our report dated June 10, 1996, with respect to the financial statements of the Sudbury Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                                              Ernst & Young LLP



June 13, 1996
Cleveland, Ohio